McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219-4030 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com

Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

August 20, 2010

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Apple REIT Ten, Inc.
Registration Statement on Form S-11

Ladies and Gentlemen:

          We are hereby submitting on behalf of Apple REIT Ten, Inc. (the “Company”) a Registration Statement on Form S-11 pertaining to 182,251,082 Units (each Unit consists of one common share and one Series A preferred share). The required filing fee of $142,600 has been paid.

          Should you have any questions or require any additional documents or information please contact either Martin B. Richards at 804-775-1029 (mrichards@mcguirewoods.com) or David Kurzawa at 804-775-7471 (dkurzawa@mcguirewoods.com).

Very truly yours,

/s/ Martin B. Richards

Martin B. Richards

Attachment

cc:	Glade M. Knight (w/encl.)
David McKenney (w/encl.)
David Buckley (w/encl.)
Bryan Peery (w/encl.)

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